Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Raptor Pharmaceuticals Corp. (a development stage enterprise) (“the Company”) of our report dated October 2, 2006, on our audit of the consolidated balance sheet of the Company as of August 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from September 8, 2005 (inception) through August 31, 2006. Our report, dated October 2, 2006, contains an explanatory paragraph that states that the Company is in the development stage and has not generated any revenue to date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Burr, Pilger & Mayer LLP

San Francisco, California

February 27, 2007